UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020.

Commission File Number: 001-38252

Spark Networks SE
(Translation of registrant's name into English)

Kohlfurter Straße 41/43
Berlin 10999
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Annual General Meeting.
Spark Networks SE (the “Company”) held an Annual General Meeting of Shareholders on July 29, 2020. The final voting results for each proposal are set forth below.
1. Resolution on the discharge of the members of the Administrative Board for the financial year 2019.

The resolution was approved by shareholders as follows:

Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
847,592	31.8%	688,978	158,614	81.2865%

2. Resolution on the discharge of the Managing Directors for the financial year 2019.

The resolution was approved by shareholders as follows:

Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
847,592	31.8%	688,978	158,614	81.2865%

3. Election of the Auditor for the Financial Statements and for the Consolidated Financial Statements as well as for review of interim financial reports.

The resolution was approved by shareholders as follows:

Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
847,831	31.9%	750,227	97,604	88.4878%

4. Resolution on the decrease of the number of Administrative Board members.

The resolution was approved by shareholders as follows:

Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
847,819	31.9%	751,903	95,916	88.6867%

5. Resolution on the amendment of § 16 of the Articles of Association (Remuneration of Administrative Board members).

The resolution was approved by shareholders as follows:

Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
785,336	29.5%	687,727	97,609	87.5711%

6. Resolution on the amendment of § 19 of the Articles of Association (Possibility for Administrative Board members to attend the Annual General Meeting by means of audio and video transmission).

The resolution was approved by shareholders as follows:

Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
847,890	31.9%	753,622	94,268	88.8820%

7. Resolution on the Election of Members of the Administrative Board.

The resolution was approved by shareholders as follows:

Member Nominee	Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
Eric Eichmann	846,964	31.8%	748,591	98,373	88.3852%
David Khalil	846,226	31.8%	687,523	158,703	81.2458%
Bradley J. Goldberg	846,226	31.8%	748,591	97,635	88.4623%
Colleen Birdnow Brown	846,230	31.8%	748,597	97,633	88.4626%
Axel Peter Hefer	846,226	31.8%	687,523	158,703	81.2458%
Cheryl Michel Law	846,230	31.8%	748,597	97,633	88.4626%
Chelsea Grayson	846,230	31.8%	748,597	97,633	88.4626%

8. Resolution on the amendment of § 2 and § 5 of the Articles of Association due to changes resulting from the Act implementing the Second Shareholders’ Rights Directive (ARUG II).

The resolution was approved by shareholders as follows:

Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
785,551	29.5%	689,804	95,747	87.8115%

9. Resolution on the creation of a new Authorized Capital in the amount of 10% of the share capital with the possibility to exclude shareholders’ subscription rights and corresponding amendments to the Articles of Association.

The resolution was approved by shareholders as follows:

Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
784,795	29.5%	672,071	112,724	85.6365%

10. Resolution on the authorization to acquire and use treasury shares in accordance with Sec. 71(1) no. 8 German Stock Corporation Act and to exclude subscription rights and rights of tender.

The resolution was approved by shareholders as follows:

Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
845,896	31.8%	749,847	96,049	88.6453%

11. Resolution on the authorization to issue convertible bonds and/or bonds with warrants up to 50% of the share capital, with the possibility to exclude shareholders’ subscription rights and the creation of a Conditional Capital 2020/1 and corresponding amendments to the Articles of Association.

The resolution was approved by shareholders as follows:

Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
846,135	31.8%	733,117	113,018	86.6430%

12. Resolution on Spark Networks SE Long Term Incentive Plan.

The resolution was approved by shareholders as follows:

Valid Votes	Percentage of Share Capital	Votes For	Votes Against	Approval Rating Percentage
785,762	29.5%	674,333	111,429	85.8190%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: July 31, 2020	By:	/s/ Bert Althaus
Name: Bert Althaus
Title: Chief Financial Officer